ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 1, 2025	Bruce Willman
(617) 854-2141
bruce.willman@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Ladies and Gentlemen:

Enclosed herewith for filing on behalf of RGIP, LP (the “Partnership”) pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17g-1 promulgated thereunder, are the following materials required to be filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 17g-1(g) under the 1940 Act: (i) a copy of the crime policy covering the Partnership to January 1, 2026; (ii) a copy of the unanimous resolutions of the Partnership’s managing members approving such policies and the portion of the premium to be paid by the Partnership; and (iii) a copy of the agreement among joint insureds covered governing the criteria by which recoveries under the policies will be allocated among them.

Premiums have been paid through January 1, 2026. The current joint crime policy is in the amount of $10.0 million, which exceeds the amount that would be required if the Partnership were insured under a separate fidelity bond, as opposed to a joint crime policy.

If you have any questions or need any clarification concerning the foregoing or the enclosed, please call the undersigned at (617) 854-2141.

Please acknowledge receipt and acceptance of the enclosed materials with an email confirmation.

Very truly yours,

/s/ Bruce Willman

Bruce Willman

Enclosures

cc:	Managing Members

Erik G. Johnston

CERTIFICATE OF PROPERTY INSURANCE

ACORD®

DATE (MM/DD/YYYY): 01/02/2025

PRODUCER
Aon Risk Services Northeast, Inc.
New York NY Office
One Liberty Plaza
165 Broadway, Suite 3201
New York NY 10006 USA

CONTACT NAME:
PHONE (A/C. No. Ext): (866) 283-7122 FAX (A/C. No.): (800) 363-0105
E-MAIL ADDRESS:
PRODUCER CUSTOMER ID #: 570000038347

INSURER(S) AFFORDING COVERAGE		NAIC #
INSURER A:	Continental Casualty Company	20443
INSURER B:		
INSURER C:		
INSURER D:		
INSURER E:		
INSURER F:		

INSURED
RGIP, LP
Prudential Tower
800 Boylston Street
Boston MA 02199 USA

Holder Identifier :

COVERAGES CERTIFICATE NUMBER: 570110297332 REVISION NUMBER:

INSR LTR	TYPE OF INSURANCE	POLICY NUMBER	POLICY EFFECTIVE DATE (MM/DD/YYYY)	POLICY EXPIRATION DATE (MM/DD/YYYY)	COVERED PROPERTY	LIMITS
	PROPERTY				BUILDING	
	CAUSES OF LOSS / DEDUCTIBLES				PERSONAL PROPERTY	
	BASIC / BUILDING				BUSINESS INCOME	
	BROAD / CONTENTS				EXTRA EXPENSE	
	SPECIAL				RENTAL VALUE	
	EARTHQUAKE				BLANKET BUILDING	
	WIND				BLANKET PERS PROP	
	FLOOD				BLANKET BLDG & PP	
	INLAND MARINE; CAUSES OF LOSS; NAMED PERILS	TYPE OF POLICY; POLICY NUMBER				
A	X CRIME; TYPE OF POLICY: Crime - Primary	5096753106 Crime	01/01/2025	01/01/2026	X Aggregate Limit (for	$10,000,000
	BOILER & MACHINERY / EQUIPMENT BREAKDOWN					

CERTIFICATE NUMBER: 570110297332

CERTIFICATE HOLDER

CANCELLATION

AUTHORIZED REPRESENTATIVE
Aon Risk Services Northeast Inc.

© 1995-2015 ACORD CORPORATION. All rights reserved.

ACORD 24 (2016/03)

CERTIFICATE OF PROPERTY INSURANCE ‘$7(__00_’’_<<<<THIS CERTIFICATE IS ISSUED AS A MATTER OF INFORMATION ONLY AND CONFERS NO RIGHTS UPON THE CERTIFICATE HOLDER. THIS CERTIFICATE DOES NOT AFFIRMATIVELY OR NEGATIVELY AMEND, EXTEND OR ALTER THE COVERAGE AFFORDED BY THE POLICIES BELOW. THIS CERTIFICATE OF INSURANCE DOES NOT CONSTITUTE A CONTRACT BETWEEN THE ISSUING INSURER(S), AUTHORIZED REPRESENTATIVE OR PRODUCER, AND THE CERTIFICATE HOLDER. PRODUCER CONTACT $RQ_5LVN_6HUYLFHV_1RUWKHDVW__,QF_ NAME: PHONE FAX (A/C. No. Ext): (A/C. No.): 1HZ_<RUN_1<_2IILFH: 2QH_/LEHUW\_3OD]D E-MAIL ADDRESS: ____%URDGZD\__6XLWH_____ PRODUCER 1HZ_<RUN_1<86$CUSTOMER ID #: INSURER(S) AFFORDING COVERAGE NAIC # Identifier INSURED INSURER A: &RQWLQHQWDO_&DVXDOW\_&RPSDQ\ _____ 5*,3__/3 INSURER B: 3UXGHQWLDO_7RZHU INSURER C: Holder ____%R\OVWRQ_6WUHHW INSURER D: %RVWRQ_0$_______86$_ INSURER E: INSURER F: COVERAGES CERTIFICATE NUMBER: REVISION NUMBER: LOCATION OF PREMISES/ DESCRIPTION OF PROPERTY (Attach ACORD 101, Additional Remarks Schedule, if more space is required) THIS IS TO CERTIFY THAT THE POLICIES OF INSURANCE LISTED BELOW HAVE BEEN ISSUED TO THE INSURED NAMED ABOVE FOR THE POLICY PERIOD INDICATED. NOTWITHSTANDING ANY REQUIREMENT, TERM OR CONDITION OF ANY CONTRACT OR OTHER DOCUMENT WITH RESPECT TO WHICH THIS CERTIFICATE MAY BE ISSUED OR MAY PERTAIN, THE INSURANCE AFFORDED BY THE POLICIES DESCRIBED HEREIN IS SUBJECT TO ALL THE TERMS, EXCLUSIONS AND CONDITIONS OF SUCH POLICIES. LIMITS SHOWN MAY HAVE BEEN REDUCED BY PAID CLAIMS. INSR POLICY EFFECTIVE POLICY EXPIRATION TYPE OF INSURANCE POLICY NUMBER COVERED PROPERTY LIMITS LTR DATE (MM/DD/YYYY) DATE (MM/DD/YYYY) PROPERTY BUILDING PERSONAL PROPERTY CAUSES OF LOSS DEDUCTIBLES BASIC BUILDING BUSINESS INCOME EXTRA EXPENSE BROAD CONTENTS RENTAL VALUE SPECIAL BLANKET BUILDINGNUMBER: EARTHQUAKE BLANKET PERS PROP WIND FLOOD BLANKET BLDG & PP CERTIFICATE INLAND MARINE TYPE OF POLICY CAUSES OF LOSS POLICY NUMBER NAMED PERILS $ X CRIME X Aggregate Limit (for $10,000,000 &ULPH TYPE OF POLICY Crime—Primary BOILER & MACHINERY / EQUIPMENT BREAKDOWN SPECIAL CONDITIONS / OTHER COVERAGES (ACORD 101, Additional Remarks Schedule, may be attached if more space is required) CERTIFICATE HOLDER CANCELLATION SHOULD ANY OF THE ABOVE DESCRIBED POLICIES BE CANCELLED BEFORE THE EXPIRATION DATE THEREOF, NOTICE WILL BE DELIVERED IN ACCORDANCE WITH THE POLICY PROVISIONS. 0DQDJLQJ_0HPEHUV_RI_5*,3__/3 F_R_5RSHV__*UD\__//3 ____%R\OVWRQ_6WUHHW AUTHORIZED REPRESENTATIVE %RVWRQ__0$86$_ © 1995-2015 ACORD CORPORATION. All rights reserved. ACORD 24 (2016/03) The ACORD name and logo are registered marks of ACORD

Ropes & Gray, LLP

Line of Coverage	Policy Number	Coverage Description	Limit	Deductible	Policy Term	Insurer	Underwriter	Premium	Taxes, Fees & Surcharges
Business Auto Coverage	7354-97-90	Business Auto Coverage | Business Auto			01-01-2025 - 01-01-2026	ACE American Insurance Company	Federal Insurance Company	$2,282	$0
		No Deductible/SIR Coverage CSL	$1,000,000
		Underinsured Motorist Combined Single Lim	$1,000,000
		Medical Payments	$10,000
		Comprehensive Deductible		$1,000
		Collision Deductible		$1,000
		Maximum Limit of Coverage - per vehicl	$50,000
		Limit (1)	$100,000
Commercial Package Policy	35887392	Blanket Accident | Commercial Package			01-01-2025 - 01-01-2026	ACE American Insurance Company	Federal Insurance Company		$204
		No Deductible/SIR Coverage
		Commercial Property Coverage | Commercial Package						$461,837
		Deductible Coverage
		Blanket Personal Property Limi	$504,646,562	$25,000
		Business Income & Extra Expense Lim	$100,000,000
		Foreign Contingent Auto | Commercial Package						$3,000
		Foreign Workers Compensation | Commercial Package						$9,083
		General Liability Coverage | Commercial Package						$55,440
		No Deductible/SIR Coverage
		General Aggregate Limi	$2,000,000
		Prod & Comp Ops Aggregate Lim	$2,000,000
		Per Occurrence Limi	$1,000,000
		Personal & Advertising Injury Limi	$1,000,000
		Damage to Rented Premises/Fire Damage (Any One Fir	$1,000,000
		Medical Expense Limit (any one person)	$10,000
		Employee Benefit Liability Aggregate Lim	$1,000,000
Crime - Excess	P00100024663205	Crime - Excess | Excess Crime-Axis			01-01-2025 - 01-01-2026	AXIS Insurance Company	AXIS Insurance Company	$45,358	$0
		No Deductible/SIR Coverage Limit (1)	$15,000,000
Crime - Excess	G71772226006	Crime - Excess | Excess Crime- Chubb			01-01-2025 - 01-01-2026	ACE American Insurance Company	ACE American Insurance Company	$50,980	$0
		No Deductible/SIR Coverage Limit (1)	$15,000,000
Crime - Excess	64MGU25A60010	Crime - Excess | Excess Crime-U.S. Specialty			01-01-2025 - 01-01-2026	HCC Global Financial Products, LLC	U.S. Specialty Insurance Co	$16,485	$0
		No Deductible/SIR Coverage Limit (1)	$10,000,000
Crime - Excess	ELU20174325	Crime - Excess | Excess Crime- XL Specialty			01-01-2025 - 01-01-2026	XL Professional	XL Specialty Insurance Co	$14,999	$0
		No Deductible/SIR Coverage Limit (1)	$10,000,000
Crime - Primary	5096753106	Crime - Primary | Crime			01-01-2025 - 01-01-2026	CNA Insurance Companies	Continental Casualty Company	$70,555	$0
		Deductible Coverage Aggregate Limit (for all clauses	$10,000,000	$200,000
Cyber Liability	PSLNZ2500056	Cyber Liability | Cyber P$10M - London			01-01-2025 - 01-01-2026	Aon UK Limited	Lloyd’s Syndicate No. 1686	$335,000	$11,904
		Deductible Coverage Limit (1)	$10,000,000	$1,000,000
		Total Limit	$60,000,000	$1,000,000
Cyber Liability	817115458	Cyber Liability | Cyber $10Mxs$10M - CNA			01-01-2025 - 01-01-2026	CNA Insurance Companies	Columbia Casualty Company	$214,500	$7,607
		Deductible Coverage $10Mxs$10M	$10,000,000	$1,000,000
		Total Limit	$60,000,000	$1,000,000
Cyber Liability - Excess	MTE904018005	Cyber Liability - Excess | Cyber $10Mxs$20M - AXA XL			01-01-2025 - 01-01-2026	XL Insurance	Indian Harbor Insurance Company	$150,000	$5,320
		Deductible Coverage
		$10Mxs$20M	$10,000,000	$1,000,000
Cyber Liability - Excess	100044093	Cyber Liability - Excess | Cyber $10Mxs$30M - QBE - 50%			01-01-2025 - 01-01-2026	QBE Specialty Insurance Company	QBE Specialty Insurance Company	$56,250	$1,995
		Deductible Coverage
		$10Mxs$30M	$10,000,000	$1,000,000
Cyber Liability - Excess	1001213669251	Cyber Liability - Excess | Cyber $10Mxs$40M - Starr US - 50%			01-01-2025 - 01-01-2026	Starr Surplus Lines Insurance Company	Starr Surplus Lines Insurance Company	$41,894	$1,486
		Deductible Coverage
		$10Mxs$40M	$10,000,000	$1,000,000
Cyber Liability - Excess	PCY1645425AA	Cyber Liability - Excess | Cyber $10Mxs$30M - Mosaic - 50%			01-01-2025 - 01-01-2026	Mosaic Americas Insurance Services LLC	Lloyd’s Syndicate No. 1609	$22,500	$1,995
		Cyber Liability - Excess | Cyber $10Mxs$30M - Mosaic - 50%						$703
		Cyber Liability - Excess | Cyber $10Mxs$30M - Mosaic - 50%						$15,609
		Cyber Liability - Excess | Cyber $10Mxs$30M - Mosaic - 50%						$3,375
		Cyber Liability - Excess | Cyber $10Mxs$30M - Mosaic - 50%						$11,250
		Cyber Liability - Excess | Cyber $10Mxs$30M - Mosaic - 50%						$844
		Cyber Liability - Excess | Cyber $10Mxs$30M - Mosaic - 50%						$1,969
		Deductible Coverage
		$10Mxs$30M	$10,000,000	$1,000,000
Cyber Liability - Excess	7200025120000	Cyber Liability - Excess | Cyber $10Mxs$40M - Resilience - 50%			01-01-2025 - 01-01-2026	Resilience Cyber Ins Solutions	Homeland Insurance Company of NY	$41,894	$1,486
		Deductible Coverage
		$10Mxs$40M	$10,000,000	$1,000,000
Cyber Liability - Excess	PCY5017225AA	Cyber Liability - Excess | Cyber $10Mxs$50M - Mosaic			01-01-2025 - 01-01-2026	Mosaic Americas Insurance Services LLC	Lloyd’s Syndicate No. 1609	$24,802	$2,199
		Cyber Liability - Excess | Cyber $10Mxs$50M - Mosaic						$2,170
		Cyber Liability - Excess | Cyber $10Mxs$50M - Mosaic						$17,206

1 of 3

Ropes & Gray, LLP

Line of Coverage	Policy Number	Coverage Description	Limit	Deductible	Policy Term	Insurer	Underwriter	Premium	Taxes, Fees & Surcharges
		Cyber Liability - Excess | Cyber $10Mxs$50M - Mosaic						$3,720
		Cyber Liability - Excess | Cyber $10Mxs$50M - Mosaic						$12,401
		Cyber Liability - Excess | Cyber $10Mxs$50M - Mosaic						$775
		Cyber Liability - Excess | Cyber $10Mxs$50M - Mosaic						$930
		Deductible Coverage $10Mxs$50M	$10,000,000	$1,000,000
Excess Liability Coverage	USC034682252	Excess Liability Coverage | $15 xs $50 XS Umbrella Liab-Fireman’s			01-01-2025 - 01-01-2026	Allianz Global Risks US Insurance Co	Firemans Fund Ins Co	$15,300	$0
		No Deductible/SIR Coverage
		Each Occurrence	$15,000,000
		Aggregate	$15,000,000
Fiduciary Liability - Excess	EPG0033093	Fiduciary Liability - Excess | $5M xs $5M - Fiduciary	$5,000,000		01-01-2025 - 01-01-2026	RLI Insurance Co.	RLI Insurance Co.	$32,043	$0
Fiduciary Liability - Excess	P00100049146905	Fiduciary Liability - Excess | $5M xs $10M - Fiduciary	$5,000,000		01-01-2025 - 01-01-2026	AXIS Insurance Company	AXIS Insurance Company	$28,858	$0
Fiduciary Liability - Excess	652490069	Fiduciary Liability - Excess | $5M xs $15M - Fiduciary	$5,000,000		01-01-2025 - 01-01-2026	CNA Insurance Companies	Continental Casualty Company	$26,703	$0
Fiduciary Liability - Primary	J06775895	Fiduciary Liability - Primary | Fiduciary Liability	$5,000,000	$50,000	01-01-2025 - 01-01-2026	ACE American Insurance Company	Federal Insurance Company	$39,086	$0
Group Umbrella Policy	79953010	Group Umbrella Policy | Group Umbrella			01-01-2025 - 01-01-2026	ACE American Insurance Company	Chubb Custom Insurance Co.	$480,548	$19,222
Lawyers EPL	ELU20160225	Lawyers EPL | $10Mxs$35M - XL Specialty			01-01-2025 - 01-01-2026	XL Professional	XL Specialty Insurance Co	$82,500	$0
		No Deductible/SIR Coverage
		Limit per Occurrence	$10,000,000
		Aggregate Limi	$35,000,000
Lawyers EPL	596852749	Lawyers EPL | EPL/ML $5Mxs$45M - CNA			01-01-2025 - 01-01-2026	CNA Insurance Companies	Continental Casualty Company	$30,000	$0
		No Deductible/SIR Coverage
		Limit per Occurrence	$5,000,000
		Aggregate Limi	$45,000,000
Lawyers Professional	7GA7PX000118101	Lawyers Professional | $100Mxs300M-RT Specialty-Bridgeway - 5%			01-01-2025 - 01-01-2026	R-T Specialty, LLC	Bridgeway Insurance Company	$44,364	$1,775
		Limit	$100,000,000
Lawyers Professional	LQS863673	Lawyers Professional | $100Mxs300M-RT Specialty-Landmark - 2.5%			01-01-2025 - 01-01-2026	R-T Specialty, LLC	Landmark American Ins Co	$22,182	$887
		Limit	$100,000,000
Lawyers Professional	LQS863645	Lawyers Professional | $50Mxs400M-RT Specialty-Landmark - 3%			01-01-2025 - 01-01-2026	R-T Specialty, LLC	Landmark American Ins Co	$13,050	$522
		Limit	$50,000,000
Lawyers Professional	7GA7PX000130100	Lawyers Professional | $50Mxs400M-RT Specialty-Bridgeway - 10%			01-01-2025 - 01-01-2026	R-T Specialty, LLC	Bridgeway Insurance Company	$43,500	$1,740
		Limit	$50,000,000
Lawyers Professional	PROVXS000012300	Lawyers Professional | $50Mxs400M-RT Specialty-SiriusPoint -10%			01-01-2025 - 01-01-2026	R-T Specialty, LLC	SiriusPoint Specialty Insurance Corp	$43,500	$1,740
		Limit	$50,000,000
Lawyers Professional	CPPLXS25000300	Lawyers Professional | $50Mxs400M - RT Specialty-Palomar - 3%			01-01-2025 - 01-01-2026	R-T Specialty, LLC	Palomar Excess & Surplus Ins Company	$13,050	$522
		Limit	$50,000,000
Lawyers Professional	A5010220	Lawyers Professional | $100Mxs300M - Vault - 5%			01-01-2025 - 01-01-2026	Vault E&S Insurance Company	Vault E&S Insurance Company	$44,364	$1,573
		Limit	$100,000,000
Lawyers Professional	BFLLLETMA01150002266901	Lawyers Professional | $60Mxs180M - Applied - 8.333%			01-01-2025 - 01-01-2026	Applied Risk Services, Inc.	Texas Insurance Company	$54,102	$1,919
		Limit	$60,000,000
Lawyers Professional	42EPP30462408	Lawyers Professional | $40Mxs$50M - Berkshire Hathaway - 12.5%			01-01-2025 - 01-01-2026	Berkshire Hathaway Specialty Insurance	National Fire & Marine Ins Co	$193,750	$6,871
		Limit	$40,000,000
Lawyers Professional	130002138	Lawyers Professional | $40Mxs$50M - QBE Specialty - 10%			01-01-2025 - 01-01-2026	QBE Specialty Insurance Company	QBE Specialty Insurance Company	$155,000	$5,497
		Limit	$40,000,000
Lawyers Professional	P03PL0000029902	Lawyers Professional | $40Mxs$50M - Vantage Risk - 12.50%			01-01-2025 - 01-01-2026	Vantage Risk Specialty Insurance Company	Vantage Risk Specialty Insurance Company	$193,750	$6,871
		Limit	$40,000,000
Lawyers Professional	LAXE558672	Lawyers Professional | $40Mxs$50M - Great American - 5%			01-01-2025 - 01-01-2026	Great American Ins Co	Great American Fidelity Insurance Co.	$77,500	$2,749
		Limit	$40,000,000
Lawyers Professional	107197150	Lawyers Professional | $50Mxs$90M - Travelers - 20%			01-01-2025 - 01-01-2026	Travelers	Travelers Excess and Surplus Lines Co	$157,310	$5,579
		Limit	$50,000,000
Lawyers Professional	130002045	Lawyers Professional | $50Mxs$90M - QBE Specialty - 12%			01-01-2025 - 01-01-2026	QBE Specialty Insurance Company	QBE Specialty Insurance Company	$94,386	$3,347
		Limit	$50,000,000
Lawyers Professional	USF00628525	Lawyers Professional | $50Mxs$90M - Allianz Global - 10%			01-01-2025 - 01-01-2026	Allianz Global Risks US Insurance Co	Fireman’s Fund Indemnity Corp	$78,655	$2,789
		Limit	$50,000,000
Lawyers Professional	LPL7NABW6CQ006	Lawyers Professional | $50Mxs$90M - Ironshore - 8%			01-01-2025 - 01-01-2026	Ironshore Specialty Insurance Company	Ironshore Specialty Insurance Company	$62,924	$2,232
		Limit	$50,000,000
Lawyers Professional	LAXE558673	Lawyers Professional | $50Mxs$90M - Great American - 6%			01-01-2025 - 01-01-2026	Great American Ins Co	Great American Fidelity Insurance Co.	$47,193	$1,674
		Limit	$50,000,000
Lawyers Professional	LXA7QHT25	Lawyers Professional | $40Mxs$140M - Aspen Specialty - 25%			01-01-2025 - 01-01-2026	Aspen Specialty Ins. Co	Aspen Specialty Insurance Company	$113,231	$4,016
		Limit	$50,000,000
Lawyers Professional	1001213660251	Lawyers Professional | $40Mxs$140M - Starr US - 31.25%			01-01-2025 - 01-01-2026	Starr Surplus Lines Insurance Company	Starr Surplus Lines Insurance Company	$141,539	$5,020
		Limit	$50,000,000
Lawyers Professional	ELP460035J00	Lawyers Professional | $40Mxs$140M - Westfield - 12.5%			01-01-2025 - 01-01-2026	Westfield Specialty Insurance Comp	Westfield Specialty Insurance Comp	$56,616	$2,008
		Limit	$40,000,000
Lawyers Professional	LOL107727	Lawyers Professional | $40Mxs$140M - Crum & Forster - 12.50%			01-01-2025 - 01-01-2026	Crum & Forster Specialty Insurance Co.	Crum & Forster Specialty Insurance Co.	$56,616	$2,008
		Limit	$40,000,000
Lawyers Professional	652062289	Lawyers Professional | $40Mxs$140M - CNA - 12.50%			01-01-2025 - 01-01-2026	CNA Insurance Companies	Columbia Casualty Company	$56,616	$2,008
		Limit	$40,000,000

2 of 3

Ropes & Gray, LLP

Line of Coverage	Policy Number	Coverage Description	Limit	Deductible	Policy Term	Insurer	Underwriter	Premium	Taxes, Fees & Surcharges
Lawyers Professional	P03PL0000050231	Lawyers Professional | $40Mxs$140M - Vantage Risk - 6.25%			01-01-2025 - 01-01-2026	Vantage Risk Specialty Insurance Company	Vantage Risk Specialty Insurance Company	$28,308	$1,004
		Limit	$40,000,000
Lawyers Professional	LPL7NABW6CR006	Lawyers Professional | $60Mxs$180M - Ironshore - 10%			01-01-2025 - 01-01-2026	Ironshore Specialty Insurance Company	Ironshore Specialty Insurance Company	$64,923	$2,302
		Limit	$60,000,000
Lawyers Professional	LAXE558845	Lawyers Professional | $60Mxs$180M - Great American - 8.33%			01-01-2025 - 01-01-2026	Great American Ins Co	Great American Fidelity Insurance Co.	$54,102	$1,919
		Limit	$60,000,000
Lawyers Professional	ELP00002XF03	Lawyers Professional | $60Mxs$180M - Westfield - 4.17%			01-01-2025 - 01-01-2026	Westfield Specialty Insurance Comp	Westfield Specialty Insurance Comp	$27,073	$960
		Limit	$60,000,000
Lawyers Professional	XPL4099110	Lawyers Professional | $60Mxs$240M - Argo Pro - 25%			01-01-2025 - 01-01-2026	Argo Pro	Peleus Insurance Company	$141,416	$5,015
		Limit	$60,000,000
Lawyers Professional	42EPP30215410	Lawyers Professional | $60Mxs$240M - Berkshire Hathaway-8.339%			01-01-2025 - 01-01-2026	Berkshire Hathaway Specialty Insurance	National Fire & Marine Ins Co	$47,176	$1,673
		Limit	$60,000,000
Lawyers Professional	LPXS251000099202	Lawyers Professional | $100Mxs$300M - Ascot - 5%			01-01-2025 - 01-01-2026	Ascot Specialty Insurance Company	Ascot Specialty Insurance Company	$44,364	$1,573
		Limit	$100,000,000
Lawyers Professional	LPX300159101	Lawyers Professional | $100Mxs300M - Atri - 5%			01-01-2025 - 01-01-2026	ATRI Insurance Services LLC	Fair American Select Insurance Company	$44,364	$1,573
		Limit	$100,000,000
Lawyers Professional	1000635585251	Lawyers Professional | $100Mxs300M - Starr US - 2.99%			01-01-2025 - 01-01-2026	Starr Surplus Lines Insurance Company	Starr Surplus Lines Insurance Company	$26,529	$941
		Limit	$100,000,000
Lawyers Professional	768763631	Lawyers Professional | $100Mxs300M - CNA - 5%			01-01-2025 - 01-01-2026	CNA Insurance Companies	Columbia Casualty Company	$44,364	$1,573
		Limit	$100,000,000
Lawyers Professional	LPX10001261	Lawyers Professional | $100Mxs300M - Eculid - 5%			01-01-2025 - 01-01-2026	Euclid Legal Pro	Hudson Excess Insurance Company	$44,364	$1,573
		Limit	$100,000,000
Lawyers Professional	NPPLPXBB006601	Lawyers Professional | $100Mxs300M - Risksmith-Palms - 5%			01-01-2025 - 01-01-2026	risksmith Insurance Services, LLC	Palms Insurance Company, Ltd.	$44,364	$1,573
		Limit	$100,000,000
Lawyers Professional	MSTLPLXS00168	Lawyers Professional | $100Mxs300M - Huntersure - 5%			01-01-2025 - 01-01-2026	CRC Insurance Services Inc.	MSIG Specialty Insurance USA Inc.	$44,364	$1,573
		Limit	$100,000,000
Lawyers Professional	83PF060553625	Lawyers Professional | $100Mxx300M - Hartford - 4.5%			01-01-2025 - 01-01-2026	Hartford Insurance Group	Pacific Insurance Company Ltd	$39,927	$1,416
		Limit	$100,000,000
Lawyers Professional	FA012304720251	Lawyers Professional | $100Mxs300M - Scor - 5%			01-01-2025 - 01-01-2026	General Security Indemnity Co of Arizona	General Security Indemnity Co of Arizona	$44,364	$1,573
		Limit	$100,000,000
Lawyers Professional	CUAI140001	Lawyers Professional | $100Mxs$300M - Canopius US - 8.50%			01-01-2025 - 01-01-2026	Canopius Underwriting Agency, Inc. dba C	Lloyd’s Syndicate No. 4444	$75,418	$2,675
		Limit	$100,000,000
Lawyers Professional	USF05531425	Lawyers Professional | $50Mxs400M - Allianz Global - 13%			01-01-2025 - 01-01-2026	Allianz Global Risks US Insurance Co	Fireman’s Fund Indemnity Corp	$56,500	$2,004
		Limit	$50,000,000
Lawyers Professional	1001213661251	Lawyers Professional | $60Mxs$180M - Starr US - 7.52%			01-01-2025 - 01-01-2026	Starr Surplus Lines Insurance Company	Starr Surplus Lines Insurance Company	$48,822	$1,731
		Limit	$60,000,000
Lawyers Professional	CPPLXS25000200	Lawyers Professional | $50Mxs400M - RT Specialty-Palomar - 10%			01-01-2025 - 01-01-2026	R-T Specialty, LLC	Palomar Excess & Surplus Ins Company	$43,500	$1,740
		Limit	$50,000,000
Lawyers Professional	PSLNS2501911	Lawyers Professional | $50Mxs450M - London - 15%			01-01-2025 - 01-01-2026	Aon UK Limited	SiriusPoint International Insurance Corp	$65,250	$2,319
		Limit	$50,000,000
Lawyers Professional	PSLNS2500067	Lawyers Professional | $40Mxs$50M - London - 60%			01-01-2025 - 01-01-2026	Aon UK Limited	Markel International Ins Co Ltd	$926,222	$42,053
		Limit	$40,000,000
		Aggregate	$80,000,000
Lawyers Professional	PSLNS2500068	Lawyers Professional | $50Mxs$90M - London - 44%			01-01-2025 - 01-01-2026	Aon UK Limited	Lloyd’s Syndicate No. 1221	$344,602	$15,646
		Limit	$50,000,000
Mail Insurance	96375	Mail Insurance | Mail Insurance, HMAI			04-04-2024 - 04-04-2025	ACE American Insurance Company	Federal Insurance Company	$1,000	$0
Umbrella Liability	79863589	Umbrella Liability | P$50 Umbrella-Federal Ins			01-01-2025 - 01-01-2026	ACE American Insurance Company	Federal Insurance Company	$58,771	$0
		No Deductible/SIR Coverage
		Each Occurrence	$50,000,000
		Aggregate	$50,000,000
Workers Compensation	71733214	Workers Compensation | Workers Compensation			01-01-2025 - 01-01-2026	ACE American Insurance Company	Chubb Indemnity Insurance Co.	$439,596	$20,777
		No Deductible/SIR Coverage
		Bodily Injury Limit - Each Acciden	$500,000
		Bodily Injury by Disease - Policy Lim	$500,000
		Bodily Injury by Disease - Ea Employe	$500,000

This insurance document is furnished to you as a matter of information for your convenience. It only summarizes the listed policy(ies) and is not intended to reflect all the terms and conditions or exclusions of such policy(ies). Moreover, the information contained in this document reflects coverage as of the edition date and does not reflect subsequent changes. This document is not an insurance policy and does not amend, alter or extend the coverage afforded by the listed policy(ies). The insurance afforded by the listed policy(ies) is subject to all the terms, exclusions and conditions of such policy(ies).Surcharge amount is in addition to the premium amount shown.

3 of 3

RGIP, LP

Action by Written Consent of Managing Members

The undersigned being all of the managing members of RGIP GP, LLC the sole general partner of RGIP, LP, a Delaware limited partnership (the “Partnership”), hereby consent to the following actions and adopt the following votes:

VOTED:	That after considering all relevant factors, the naming of the Partnership as a named insured under the crime insurance policy issued by the Continental Casualty Company to Ropes & Gray LLP and the other insureds named thereunder for the one-year period commencing on January 1, 2025 in the amounts listed on Annex A for an annual premium of $121,535 (the “Policy”), the Partnership’s share of the premium being $0.00, is approved and ratified.

VOTED:	That the amount, type, form and coverage of the Policy are approved.

VOTED:	That the participation by the Partnership in the Policy is in the best interests of the Partnership.

VOTED:	That the proposed premium for the Policy coverage described above allocated to the Partnership is fair and reasonable to the Partnership.

VOTED:	That the form, terms and provisions of the Agreement Among Joint Insureds, in the form furnished to the Managing Members of the Partnership are approved.

VOTED:	That Bruce Willman, in his capacity as a vice president of the Partnership, is designated as the officer of the Partnership who shall make the filings and give the notices required by Rule 17g-1(g) under the Investment Company Act of 1940, as amended.

/s/ Christopher Comeau
Christopher Comeau

/s/ Jeffrey R. Katz
Jeffrey R. Katz

/s/ Debra Lussier
Debra Lussier

/s/ Paul F. Van Houten
Paul F. Van Houten

Dated: As of April 1, 2025

Annex A

Partner or Employee Theft Coverage	$10,000,000
Theft Disappearance & Destruction	$10,000,000
Forgery or Alteration Coverage	$10,000,000
Robbery or Safe Burglary - Property Other Than Money Coverage	$10,000,000
Computer Systems Fraud Coverage	$10,000,000
Destruction of Data or Programs Coverage	$10,000,000
Money Order & Counterfeit Currency - Worldwide Coverage	$10,000,000
Wire Transfer with Voice Plus Coverage	$10,000,000
Social Engineering	$2,500,000
Claims Expense	$100,000
Retention	$200,000
Social Engineering Retention	$300,000

AGREEMENT AMONG JOINT INSUREDS

THIS AGREEMENT made as of January 1, 2025 by and among RGIP, LP, a Delaware limited partnership (the “Partnership”), the entities listed as signatories below and each person or entity that becomes a party hereto pursuant to Section 2 (collectively with the Partnership the “Insureds”).

WHEREAS, the Insureds are named insureds under a crime insurance policy issued by Continental Casualty Company (the “Insurer”), as amended, endorsed, extended or restated from time to time (the “Policy”);

WHEREAS, the Insureds desire to establish the criteria by which recoveries under the Policy shall be allocated among them;

NOW, THEREFORE, it is agreed as follows:

1. In the event that the claims of loss of the Insureds under the Policy are so related that the Insurer is entitled to assert that the claims must be aggregated, the Partnership shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured policy with the minimum coverage required under Rule 17g-1 under the Investment Company Act of 1940, as amended.

2. Each person or entity who becomes a named insured under the Policy may become a party to this Agreement by executing a joinder to this Agreement in substantially the form of Exhibit A and delivering it to Ropes & Gray LLP on behalf of itself and each other Insured c/o Ropes & Gray LLP, 800 Boylston St, Prudential Tower, Boston, Massachusetts 02199-3600, Attention: Chief Financial Officer.

IN WITNESS WHEREOF, the parties initially party hereto have executed this Agreement as of the date first above written.

RGIP, LP
By RGIP GP, LLC, its general partner

By:	/s/ Jeffrey R. Katz
Managing Member

ROPES & GRAY LLP

By:	/s/ Jeffrey R. Katz
Partner

ROPES & GRAY INTERNATIONAL LLP

By:	/s/ Julie Jones
Partner

EXHIBIT A

JOINDER

The undersigned, which is a named insured under a crime policy issued by       , hereby agrees to be a party to the Agreement Among Joint Insureds dated as of      ,   ,as from time to time in effect, among RGIP, LP and the other parties from time to time party thereto with the same force and effect as if it was a signatory thereto and was expressly named therein.

[Name of Entity/Person]

By
Title:

Dated:         ,